SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               AMENDMENT NO. _____


                                  CONSECO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    208464107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen C. Hilbert
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]



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



         CUSIP No. . . . . . . . . . . . . . . . . . . . . . . . . . . 208464107
                                                                       ---------
________________________________________________________________________________

1.       NAME OF REPORTING PERSON . . . . . . . . . . . . . . Stephen C. Hilbert
                                                              ------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . . . Not given
                                                                       ---------
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ] (b) [   ]

________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . .  PF, BK
                                                                          ------
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . .  United States Citizen

________________________________________________________________________________

Number of       7.      SOLE VOTING POWER . . . . . . . . . . . . .   15,911,843
                                                                      ----------
                        ________________________________________________________
Shares

Beneficially    8.      SHARED VOTING POWER . . . . . . . . . . . . .  1,133,822
                                                                       ---------
                        ________________________________________________________
Owned By

Each            9.      SOLE DISPOSITIVE POWER . . . . . . . . . . .  15,911,843
                                                                      ----------
                        ________________________________________________________
Reporting

Person With    10.      SHARED DISPOSITIVE POWER . . . . . . . . . .   1,133,822
                                                                       ---------
________________________________________________________________________________


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            17,045,665
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
________________________________________________________________________________


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.1%
                                                                            ----
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON . . . . . . . . . . . . . . . . . . . . .   IN
                                                                              --

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



Item 1.  Security and Issuer

     This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.  Identity and Background

     This statement is filed on behalf of Stephen C. Hilbert. Mr. Hilbert is Chairman of the Board, President and Chief Executive Officer of Conseco. The business address of Mr. Hilbert is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Mr. Hilbert is a citizen of the United States of America. During the last five years, Mr. Hilbert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The acquisitions which are the subject of this Schedule 13D are the acquisition of beneficial ownership of shares of Common Stock resulting from the purchases of such shares by The Thomas C. Hilbert Irrevocable Trust II ("Hilbert Trust II"), Stephen C. Hilbert Living Trust ("Hilbert Living Trust") and The Heather Dawn Hilbert Irrevocable Trust ("Heather Hilbert Trust"). Hilbert Trust II, Hilbert Living Trust and Heather Hilbert Trust are referred to in this Schedule 13D as the "Trusts". Mr. Hilbert is the sole trustee of each of the Trusts. All such shares were acquired pursuant to the 1999 Director and Executive Officer Stock Purchase Plan of Conseco, Inc., dated September 7, 1999 (the "1999 Plan") in open market transactions. For the 60 day period ending with the date of this Schedule 13D, the following table sets forth the shares of Common Stock acquired, the date of each acquisition and the consideration paid on each date:

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



                          Hilbert Trust II         Heather Hilbert Trust         Hilbert Living Trust
                      Shares of   Consideration   Shares of   Consideration    Shares of   Consideration
                     Common Stock     Paid       Common Stock     Paid       Common Stock      Paid
                    ------------- -------------  ------------ -------------  ------------- -------------

     Sept. 15, 1999      22,418      $  498,679      -             -            -                -
     Sept. 16, 1999     108,368       2,408,457      -             -            -                -
     Sept. 17, 1999      31,272         716,051      -             -            -                -
     Sept. 20, 1999      92,887       2,079,721      -             -            -                -
     Sept. 21, 1999     165,648       3,617,239      -             -            -                -
     Sept. 22, 1999     204,352       4,311,970      -             -            -                -
     Sept. 24, 1999      92,887       1,837,676      -             -            -                -
     Sept. 27, 1999      92,887       1,880,860      -             -            -                -
     Sept. 29, 1999      77,405       1,548,100      -             -            -                -
     Sept. 30, 1999      36,876         709,863      -             -            -                -
     Oct. 1, 1999           -               -      7,519    $  150,380          97,745       $1,954,900
     Oct. 4, 1999           -               -         90         1,879           1,173           24,486
     Oct. 5, 1999           -               -     12,030       265,788         156,391        3,455,271
     Oct. 8, 1999           -               -      1,895        42,874          24,631          557,276
     Oct. 11, 1999          -               -        211         4,748           2,735           61,538
     Oct. 13, 1999          -               -     16,720       375,481         217,366        4,881,388
     Oct. 14, 1999          -               -     10,663       226,933         138,620        2,950,152

     Such acquisitions increased the number of shares of Common Stock beneficially owned by Mr. Hilbert to 17,045,665 shares, or 5.1% of the shares of Common Stock deemed to be outstanding under Rule 13d- 3(d) of the Securities and Exchange Commission. Shares acquired by Hilbert Trust II, Hilbert Living Trust and the Heather Hilbert Trust were acquired with funds borrowed from The Chase Manhattan Bank ("Chase"). Pursuant to the 1999 Plan, such loans are guaranteed by Conseco. Shares previously acquired were acquired with personal funds and funds borrowed from financial institutions under the Amended and Restated Director, Executive and Senior Officer Stock Purchase Plan of Conseco, Inc. (the "Purchase Plan").

Item 4.  Purpose of Transaction

     Mr. Hilbert has acquired beneficial ownership of the Common Stock for investment purposes. Mr. Hilbert through Hilbert Living Trust and the Heather Hilbert Trust has current plans to acquire an additional 712,211 shares of Common Stock in open market transactions from time to time pursuant to the 1999 Purchase Plan. Mr. Hilbert has also entered into an Amended and Restated Employment Agreement, dated as of May 26, 1999, pursuant to which Mr. Hilbert has agreed to receive his after-tax bonus for the last three quarters of 1999 in shares of Common Stock at a price equal to the greater of $50 per share or the market value of the stock at the time the quarterly bonus payments are made.

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



Item 5.  Interest in Securities of the Issuer

     Set forth below is information concerning the shares of Common Stock beneficially owned by Mr. Hilbert on the date hereof.

(a) 17,045,665 shares, which number includes (i) 5,681,132 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options, (ii) 10,141,596 shares of Common Stock which are owned by trusts of which Mr. Hilbert is the sole trustee (the "Trusts"),
     (iii) 89,115 shares of Common Stock which are owned jointly by Mr. Hilbert and his wife, (iv) 955,000 shares of Common Stock which are owned by The Hilbert Foundation (the "Foundation") of which Mr. Hilbert and his wife are trustees, (v) 20,000 shares of Common Stock which may be acquired by the Foundation within 60 days upon exercise of a warrant to purchase 20,000 shares of Common Stock for $19.54 per share (the "Warrant"), (vi) 98,822 shares of Common Stock which are owned by the Stephen C. Hilbert 1996 Grantor Retained Annuity Trust Agreement (the "Hilbert GRAT") of which Mr. Hilbert is a co-trustee and (vii) 60,000 shares of Common Stock which are owned by Tomisue Hilbert Trust of which Mrs. Hilbert is the sole trustee and ownership of which Mr. Hilbert expressly disclaims beneficial ownership. Such amount is 5.1% of the deemed outstanding shares of Common Stock of Conseco.

(b) Except for shares held by Mr. Hilbert and his wife jointly, the Foundation, the Hilbert GRAT and Tomisue Hilbert Trust as indicated in (a), Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned, which are subject to options or warrants, do not have voting rights prior to exercise of such options or warrants, as the case may be.

(c) Except as disclosed herein, Mr. Hilbert has not engaged in any transactions concerning the Common Stock during the past 60 days.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Hilbert.

(e)  Not applicable.

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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The shares of Common Stock beneficially owned by Mr. Hilbert include 5,681,132 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 2,410,136 shares of Common Stock at a price of $39.44 per share, (ii) 151,656 shares of Common Stock at a price of $40.19 per share,
     (iii) 897,551 shares of Common Stock at a price of $48.19 per share, (iv) 174,346 shares of Common Stock at a price of $35.97 per share and (v) 2,047,443 shares of Common Stock at a price of $30.81 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 1,508,000 shares of Common Stock. All such options were granted under the Conseco 1994 Stock and Incentive Plan and the Conseco 1997 Non-qualified Stock Option Plan.

     Mr. Hilbert holds an aggregate of 1,807,629 stock units (1,410,006 of which are vested) (the "Stock Units") under the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan. Each Stock Unit represents and is payable in one share of Common Stock. The Stock Units have no voting rights and are not payable within the next 60 days because they either have been deferred or have not yet vested. The Stock Units must be paid out following a change in control as defined in the Conseco Amended and Restated Deferred Compensation Program and the Conseco 1994 Stock and Incentive Plan for awards under the respective plans.

     Mr. Hilbert's employment agreement contains certain change in control provisions. In the event of a Control Termination (as defined in the employment agreement) of Mr. Hilbert, Mr. Hilbert may elect, within sixty
     (60) days after such Control Termination, to receive a payment from Conseco in return for surrender by Mr. Hilbert of all or any portion of the options then outstanding held by Mr. Hilbert to purchase shares of Common Stock ("Unexercised Options") and shares of Common Stock held by Mr. Hilbert. Unexercised Options include all outstanding options whether or not then exercisable. For each Unexercised Option to purchase one share of Common Stock and each share of Common Stock, Conseco must pay to Mr. Hilbert an amount equal to the greater of (i) the per share price at the time the change of control occurs or (ii) the 20 day average price per share at the time Mr. Hilbert gives notice that such a purchase is to occur. To compensate Mr. Hilbert for

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


     loss of the potential future speculative value of the Unexercised Options, no deduction may be made for the exercise price per share for each Unexercised Option from the amount to be received by Mr. Hilbert.

     3,170,000 shares of Common Stock held by various trusts of which Mr. Hilbert is the sole trustee were purchased pursuant to the Purchase Plan with the proceeds of a loan obtained pursuant to the B of A Credit Agreement (as defined herein). The B of A Credit Agreement is filed as an exhibit hereto and is made a part hereof. 3,170,000 of the shares owned by the Trusts and by Mr. Hilbert, individually, have been pledged to Bank of America under the Bank of America Borrower Pledge Agreement and Bank of America Reaffirmation Agreement of Pledge Agreement filed as exhibits hereto and made a part hereof. 1,612,789 shares of Common Stock held by the Trusts were purchased pursuant to the 1999 Plan with the proceeds of a loan obtained pursuant to the Chase Credit Agreement (as defined herein). The Chase Credit Agreement is filed as an exhibit hereto and is made a part hereof. 1,612,789 of the shares owned by the Trusts have been pledged to Chase under the Chase Borrower Pledge Agreement and Chase Reaffirmation Agreement of Pledge Agreement filed as exhibits hereto and made a part hereof.

     The Warrant contains a provision allowing Mr. Hilbert to cause Conseco to purchase the Warrant for the difference between the exercise price and the then current market price. The Warrant expires September 29, 2005. See
     Exhibit 8 to this Schedule 13D.

     Mr. Hilbert entered into an Amended and Restated Employment Agreement, dated as of May 26, 1999, pursuant to which Mr. Hilbert has agreed to receive his after-tax bonus for the last three quarters of 1999 in shares of Common Stock at a price equal to the greater of $50 per share or the market value of the stock at the time the quarterly bonus payments are made. Mr. Hilbert has already received such shares for the second quarter of 1999.

     Mr. Hilbert has current plans to acquire an additional 712,212 shares of Common Stock in open market transactions from time to time pursuant to the 1999 Plan.

Item 7.  Material to Be Filed as Exhibits

     1. Employment Agreement dated as of January 1, 1998 and amended and restated as of May 26, 1999, between Conseco and Stephen

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



         C. Hilbert, was filed as Exhibit 10.1.2 to Conseco's Report on Form 10-Q for the quarter ended June 30, 1999 and is incorporated herein by this reference.

     2.  Amended  and  Restated   Conseco   Stock  Bonus  and  Deferred
         Compensation Program was filed as Exhibit 10.8.4 to Conseco's Annual Report on Form 10-K for 1992 and Amendment to the Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as
         Exhibit 10.8.9 to Conseco's Annual Report on Form 10-K for 1994. Such documents are incorporated herein by this reference.

     3.  The Conseco 1994 Stock and Incentive Plan was filed as Exhibit
         A to Conseco's definitive Proxy Statement dated April 29, 1994 and is incorporated herein by this reference.

     4.  Amended and Restated  Director,  Executive and Senior  Officer
         Stock Purchase Plan of Conseco, Inc., dated July 30, 1998, was filed as
         Exhibit 10.8.11 to Conseco's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and is incorporated herein by this reference.

     5. Credit Agreement, (the "B of A Credit Agreement"), dated as of August 21, 1998, among the Borrowers (including some of the Trusts), the financial institutions party thereto and Bank of America.

     6. Guaranty of Conseco, Inc., dated as of August 21, 1998 was filed as Exhibit 10.8.12 to Conseco's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and is incorporated herein by this reference.

     7. Borrower Pledge Agreement, dated August 21, 1998, between some of the Trusts and Bank of America.

     8. Conseco, Inc. Warrant dated January 21, 1997 was filed by Mr. Hilbert as Exhibit 9 to Amendment No. 3 to Schedule 13D dated January 31, 1997. Such document is incorporated herein by this reference and the Certificate of Adjustment, dated as of February 11, 1997, is filed herewith.

     9. Conseco, Inc. Amended and Restated 1997 Non-qualified Stock Option Plan was filed as Exhibit 10.8.14 to Conseco's Annual

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



         Report on Form 10-K for 1997 and is incorporated herein by this reference.

    10. 1999 Director and Executive Officer Stock Purchase Plan of Conseco, Inc., dated September 7, 1999.

    11. Credit Agreement, dated as of September 15, 1999, among the Borrowers (including some of the Trusts), the financial institutions party thereto from time to time and The Chase Manhattan Bank.

    12. Guaranty, dated as of September 15, 1999 between Conseco, Inc. and The Chase Manhattan Bank.

    13. Borrower Pledge Agreement, dated as of September 15, 1999, between some of the Trusts and The Chase Manhattan Bank.



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


                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 18, 1999.

                                                 /s/ STEPHEN C. HILBERT
                                                 -------------------------------
                                                     Stephen C. Hilbert


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